                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 10-SB

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS

      Under Section 12 (b) or (g) of the Securities Exchange Act of 1934


                               TRUE HEALTH, INC.
--------------------------------------------------------------------------------
                (Name of Small Business Issuer in its charter)


            Utah                                      75-2263732
--------------------------------------------------------------------------------
    (State or other jurisdiction         (IRS Employer Identification Number)
  of incorporation or organization)


     5 Tansey Circle, Dallas, Texas                    75149
--------------------------------------------------------------------------------
  (Address of principal executive offices)           (Zip Code)

Issuer's telephone number (972) 644-1200
                          --------------

Securities to be registered pursuant to Section 12(b) of the Act:    None.

Securities to be registered pursuant to Section 12(g) of the act:

                   Common Stock, Par Value $0.001 Per Share
                   ----------------------------------------
                               (Title of Class)

                                  FORM 10-SB

                               TRUE HEALTH, INC.


                               TABLE OF CONTENTS


PART I

 Item 1.    Description of Business.
 Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.
 Item 3.    Description of Property.
 Item 4.    Security Ownership of Certain Beneficial Owners and Management.
 Item 5.    Directors and Executive Officers, Promoters and Control Persons.
 Item 6.    Executive Compensation.
 Item 7.    Certain Relationships and Related Transactions.
 Item 8.    Description of Securities.


PART II


 Item 1.    Market Price of and Dividends on the Registrant's Common Equity and
               Related Stockholder Matters.
 Item 2.    Legal Proceedings.
 Item 3.    Changes in and Disagreements with Accountants.
 Item 4.    Recent Sales of Unregistered Securities.
 Item 5.    Indemnification of Directors and Officers.

PART F/S

 Item 1.    Financial Statements.

PART III

 Item 1.    Index to Exhibits.
 Item 2.    Description of Exhibits.

SIGNATURES

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

Pro-tech Investment was organized under the laws of the State of Utah on August 27, 1975. The name was changed to Petroleum Resources Corporation on April 20, 1981. The name changed to Borexco, Incorporated on January 22, 1985. The name was changed to True Health, Incorporated on February 17, 1986.

True Health, Incorporated is a publicly held corporation based in Dallas, Texas and formed in February of 1986. Some experienced multi-level marketers and businessmen who understand and apply certain basic business axioms founded it:
First, market a unique product or service that helps people improve their quality of life. Second, market a product or service upon which a broad sector of the public will concentrate. Third, particularly in the early stages of any company, keep it simple. Start with a good product; diversify as demand for well-tested related products rises in the marketplace.

True Health, Incorporated is a direct sales company and as such relies on a multi-level distributor organization to carry the bulk of the marketing of its unique product line. This "network" marketing organization strives for a balance between its wholesale and retail sales.

Currently, True Health, Incorporated offers a single product called `True Health' which comes in a couplet presentation: 1) a nutritional supplement containing a safe, full spectrum, balanced slate of vitamins, minerals, amino acids and fiber uniquely combined into a powder form, which when mixed with water produces a tasty nutritional drink. And 2) oil based essential fatty acid capsules containing Gamma linolenic acid (GLA), Eicosapentaenoic acid (EPA) and Vitamin E. These components of essential fatty acids, often referred to as omega-chain fatty acids, are now believed by many medical research groups to help regenerate the human body's immune system through refortification of prostaglandins.


EMPLOYEES

At fiscal year end, True Health, Inc. had three part time employees. Richard Stokley, President, devotes such time as is necessary to the Company's affairs. Ann Stokley handles office affairs and accounting. Richard Stokley, Jr. handles manufacturing and is in charge of shipping product. Earl Milton also does part time accounting. For years 1997, 1998 and 1999, Richard Stokley, Ann Stokley and Earl Milton contributed their services and were not paid a salary. In previous years they were paid by salary or issuance of common stock.
Richard Stokley, Jr. was issued 200,000 shares of stock in 1999 for services.

TRADEMARK

The company holds a trademark on the name TRUE HEALTH, INC. and accompanying logo.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          Selected Financial Data

                                   Fiscal Years Ended December 31,
                 ---------------------------------------------------------------------------------------
                       1999             1998             1997              1996              1995
                 ---------------------------------------------------------------------------------------
Total assets       $  12,777           11,562           12,798             7,776             2,919
Long term debt           -0-              -0-              -0-               -0-               -0-
Preferred stock          -0-              -0-              -0-               -0-               -0-
Net revenue           35,849           42,928           68,621            79,137           79, 445
Net income(loss)       5,567          (28,669)          25,001           (45,550)           (6,897)
Income(loss)         0.00009         (0.00045)         0.00039          (0.00074)         (0.00011)
  per share

During the five year period ended December 31, 1999 there were no changes in accounting methods.


The Company had sales of $35,849 in 1999, a decrease of $7,079 from 1998. This decrease is primarily attributable to the fact that True Health, Inc. focused its efforts on certain efficacy tests that were to be performed using the Company's products. The tests had not reached completion in 1999. Selling, general, and administrative expenses also decreased to $33,011 in 1999, from $61,900 in 1998. This decrease in selling, general, and administrative expenses is due to the related decrease in sales efforts. True Health, Inc. reported net income of $5,567 in 1999, an increase from a net loss of $28,669 in 1998. The increase is primarily due to an other income item of $10,000 relating to the cancellation of shares in 1999.

The Company had total assets of $12,777 in 1999, with no significant investment in property and equipment, as compared to $11,562 in 1998. The Company had current liabilities of $78,444 in 1999, and a working capital deficit of approximately $66,000 in both 1999 and 1998.

The Company has developed three new formulas, and expects to begin marketing its new products in the year 2000. The Company expects that cash requirements for operations will be provided by seeking investment capital and the sale of stock. However, there can be no assurance that these activities will, in fact, provide the necessary working capital for operations.

ITEM 3.   DESCRIPTION OF PROPERTY.

None.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table set forth, as of December 31, 1999, the stock ownership of each Person known by the Company to be the beneficial owner of five percent or more of the Company's common stock. Unless otherwise indicated, each person has beneficial voting and investment power with respect to the shares owned.

Name/Address of Beneficial Owner    Number of Shares        Percentage of Total

Richard M. Stokley                  13,900,600              22.9
   5 Tansey Circle
   Mesquite, Texas 75149

Earl D. Milton                       4,367,220               7.2
   3795 Waldorf
   Dallas, Texas 75229


ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The name, titles and term of the executive officers and members of the Board of
Directors:

Richard M. Stokley, President, Vice-President and Director. Age 66. Term ends 7/2000. Earl D. Milton, Secretary, Treasurer and Director. Age 75. Term ends 7/2000. Donnelly E. McMillen, Director. Age 77. Term ends 7/2000.

     RICHARD M. STOKLEY - Chairman and CEO.

Mr. Stokley has over thirty years experience in Multi-level companies including being in the top ten for the United States and Canada in Personal Group Volume for Amway and the number one distributor in Pennyrich. He has been involved in Real Estate investment, development and construction as well as manufacturing.

Mr. Stokley was instrumental in the formation of True Health, Inc., and was the paramount force in making True Health a public company. According to Mr. Stokley, "Public companies provide protection for distributors. It allows for distributors to become stockholders, and by so doing, distributors can participate in the growth and direction of the firm."

Mr. Stokley directs and manages the day-to-day operations of the company. He and his wife, Ann, live in Dallas. They have five children and ten grandchildren.


     EARL D. MILTON - Secretary/Treasurer and Vice President of
                      Administration

Mr. Milton holds degrees in Finance and Accounting from Centenary College, Shreveport. He, also, has done post graduate work in finance at New York University. Mr. Milton has served as financial consultant to numerous companies in Texas and Louisiana; supervised a $50 million investment fund; was Vice President for a securities firm; and was a securities analyst on Wall Street.

Earl and his wife, Betty, live in Dallas and have two children and three grandchildren.


     DONNELLY E. McMILLEN - Director

Don E. McMillen graduated cum laude with an LL.B. from Southern Law University, Memphis State University. He served with the U.S. Navy and Merchant Marines in both the Atlantic and Pacific theaters during World War II. Mr. McMillen's business background includes Commercial Credit Corporation as a financial analyst, and Westinghouse Electric Corporation as Regional Financial Manager. He is also in private businesses, such as real estate, insurance, oil and gas, plus manufacturing and selling a patented system for portion and inventory control of beverages. Mr. McMillen said of True Health, "I've known the management and products of the company and I'm impressed with the research and testing that has been executed over the past seven years in the formulation process to bring the consumer the very finest nutritional supplement possible."



ITEM 6.   EXECUTIVE COMPENSATION.

No executive of the company was paid during 1999, or 1998. Prior to this time executives were paid by issuance of common stock or salary.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

At December 31,1999, certain shareholders had advanced the Company $70,414, of which the entire amount is currently due. The Company and the shareholder/creditors have stipulated the amount of $3,000 as accrued interest owing on the balance.

During 1999, the Company occupied approximately 500 square feet of office space under a month to month lease with a company owned by the president of True Health, Inc. that requires monthly rentals of approximately $300. Rent expense charged to operations was $3,600 and $3,185 (1998).

Also during 1999, the company issued common stock to the son of the Company's President for services rendered. A total of 200,000 shares valued at $.025 per share, or $5,000, were issued.

During 1999, a shareholder returned a total of 1,000,000 shares of common stock which had been issued in 1994 for services rendered. The shares were canceled. The transaction was recorded at the par value of the shares issued, or $10,000, and was credited to other income.

ITEM 8.   DESCRIPTION OF SECURITIES.

The par or stated value of the security:    $0.01



                                    PART II


Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The table below sets forth the high and low bid price of the common stock through December 31, 1999, as reported by the National Quotation Bureau. Such over-the -counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commissions, and may not necessarily represent actual transactions.

     Fiscal Year Ending December 31, 1998         High              Low
               1/st/ Quarter                        $.01              $.01
               2/nd/ Quarter                        $.01              $.01
               3/rd/ Quarter                        $.005             $.002
               4/th/ Quarter                        $.002             $.002

     Fiscal Year Ending December 31, 1999
               1/st/ Quarter                        $.002             $.002
               2/nd/ Quarter                        $.02              $.002
               3/rd/ Quarter                        $.03              $.003
               4/th/ Quarter                        $.03              $.002

STOCKHOLDERS

As of December 31, 1999, the Company had 1,045 shareholders of record.

DIVIDENDS

 The Company has never paid dividends.

ITEM 2.   LEGAL PROCEEDINGS.

None.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4.   RECENT SALES OF UNREGISTERED STOCK.

None.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The corporation shall indemnify any Director or Officer, or former Director or Officer of the corporation or any person who may have served at its request as a Director or Officer or another corporation in which it owns shares of capital stock, or of which it is a creditor, against reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of any civil, criminal or administrative action, suit or proceeding in which he is made a party or with which he is threatened by reason of being or having been or because of any act as such Director or Officer, within the course of his duties or employment, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties. The corporation may also reimburse any Director or Officer for the reasonable costs of settlement of any such action, suit or proceeding, if it shall be found by a majority of a committee composed of the Directors not involved in the matter in controversy, whether or not a quorum, that it was to the interests of the corporation that such settlement be made and that such Director or Officer was not guilty of negligence or misconduct. The right of indemnification herein provided shall extend to the estate, executor, administrator, guardian and conservator of any deceased or former Director or Officer or person who himself would have been entitled to indemnification. Such rights of indemnification and reimbursement shall not be deemed exclusive of any Other rights to which such Director or Officer may be entitled under any statute, agreement, vote of shareholders, or otherwise.

                                  SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ----------------------------------------
                                                       (Registrant)

Date:  April 13, 2000                   By: /s/ Richard M. Stokley
       ----------------                     ------------------------------------
                                                     (Signature)
                                             Richard M. Stokley
                                             President

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                              REQUIRED BY ITEM 1


A.   Financial statements
     --------------------

     Report of independent certified public accountants

     Balance sheets, December 31, 1999 and 1998

     Statements of income (loss) for the years ended
       December 31, 1999 and 1998

     Statements of stockholders' deficit for the years ended
       December 31, 1999 and 1998

     Statements of cash flows for the years ended
       December 31, 1999 and 1998

     Notes to financial statements


B.   Financial statement schedules
     -----------------------------

Schedules are omitted because of the absence of the conditions under which they are required, or because the information required by such omitted schedule is contained in the financial statements or the notes thereto.

                   [LETTERHEAD OF BATEMAN & CO., INC., P.C.]


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
True Health, Inc.
Dallas, Texas

We have audited the accompanying balance sheets of True Health, Inc. as of December 31, 1999 and 1998 and the related statements of income (loss), stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of True Health, Inc. as of December 31, 1999 and 1998, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        Bateman & Co., Inc., P.C.

Houston, Texas
April 4, 2000

                                    Member
              INTERNATIONAL ASSOCIATION OF PRACTISING ACCOUNTANTS
                 Offices in Principal Cities Around The World

                                                               TRUE HEALTH, INC.
                                                                  Balance Sheets
                                                      December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                          1999                     1998
                                                                 -------------            -------------
ASSETS
Current assets:
  Cash                                                           $       2,085            $          67
  Accounts receivable, trade                                               438                      342
  Inventory                                                              9,229                    9,323
                                                                 -------------            -------------
    Total current assets                                                11,752                    9,732
                                                                 -------------            -------------

Office and computer equipment, net of
   accumulated depreciation of $1,110 and $305                           1,025                    1,830
                                                                 -------------            -------------
                                                                 $      12,777            $      11,562
                                                                 =============            =============


LIABILITIES
Current liabilities:
  Short term note payable                                        $          90            $       1,147
  Accounts payable and accrued expenses                                  7,940                    5,507
  Due to related parties                                                70,414                   71,142
                                                                 -------------            -------------
    Total current liabilities                                           78,444                   77,796
                                                                 -------------            -------------

Commitments and contingencies                                                -                        -

STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock, $.01 par value, 100,000,000 shares authorized
    60,609,774 and 61,409,774 shares issued and outstanding      $     606,098            $     614,098
  Capital in excess of par value                                       277,621                  274,621
  Accumulated deficit                                                 (949,386)                (954,953)
                                                                 -------------            -------------
    Total stockholders' equity (deficit)                               (65,667)                 (66,234)
                                                                 -------------            -------------
                                                                 $      12,777            $      11,562
                                                                 =============            =============

The accompanying notes are an integral part of these financial statements

                                                               TRUE HEALTH, INC.
                                                     Statements of Income (Loss)
                                  For The Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                         1999                   1998
                                                                 ------------        ---------------
Sales                                                            $     35,849        $        42,928
Cost of sales                                                           6,858                  9,555
                                                                 ------------        ---------------
  Gross profit                                                         28,991                 33,373
                                                                 ------------        ---------------

Selling, general, and administrative expenses:
  Salaries and sales commissions                                        8,987                 36,107
  Research and development                                                258                     23
  Depreciation                                                            805                    305
  Advertising and promotion                                             4,101                  6,192
  Other                                                                18,860                 19,273
                                                                 ------------        ---------------
    Total selling, general, and administrative expenses                33,011                 61,900
                                                                 ------------        ---------------
    Loss from operations                                               (4,020)               (28,527)
                                                                 ------------        ---------------

Other income (expense):
  Other income                                                         10,000                    693
  Interest expense                                                       (413)                  (835)
                                                                 ------------        ---------------
    Total other income (expense)                                        9,587                   (142)
                                                                 ------------        ---------------

Income (loss) before taxes on income                                    5,567                (28,669)
Provision (credit) for taxes on income                                      -                      -
                                                                 ------------        ---------------
    Net income (loss)                                            $      5,567        $       (28,669)
                                                                 ============        ===============


Income (Loss) per common share, basic                            $    0.00009        $      (0.00045)
                                                                 ============        ===============
Weighted average number of shares outstanding                      61,328,130             63,790,585
                                                                 ============        ===============

The accompanying notes are an integral part of these financial statements.

                                                               TRUE HEALTH, INC.
                                             Statements of Stockholders' Deficit
                                  For The Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                          Additional
                                              Common Stock                 Paid In         Accumulated
                                    ---------------------------------
                                        Shares            Amount           Capital           Deficit            Total
                                    ---------------   ---------------   --------------    --------------    --------------
Balances, December 31, 1997              61,409,774   $       614,098   $      244,621    $     (926,284)   $      (67,565)

Services contributed for which no
  stock was issued                                -                 -           30,000                              30,000

Net (loss)                                        -                 -                -           (28,669)          (28,669)
                                    ---------------   ---------------   --------------    --------------    --------------

Balances, December 31, 1998              61,409,774   $       614,098   $      274,621    $     (954,953)   $      (66,234)

Return and cancellation of shares
  issued in prior years for services     (1,000,000)          (10,000)               -                 -           (10,000)

Stock issued for services                   200,000             2,000            3,000                 -             5,000

Net income                                        -                 -                -             5,567             5,567

                                    ---------------   ---------------   --------------    --------------    --------------
Balances, December 31, 1999              60,609,774   $       606,098   $      277,621    $     (949,386)   $      (65,667)
                                    ===============   ===============   ==============    ==============    ==============

The accompanying notes are an integral part of these financial statements

                                                               TRUE HEALTH, INC.
                                                        Statements of Cash Flows
                                  For The Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                             1999                  1998
                                                                                   --------------        --------------
Cash flows from operating activities:
   Net income (loss)                                                               $        5,567        $      (28,669)

  Adjustments to reconcile net income to cash provided (used) by operating activities:
      Depreciation                                                                            805                   305
      Decrease (increase) in accounts receivable                                              (96)                  (28)
      Decrease (increase) in inventory                                                         94                 2,551
      Increase (decrease) in accounts payable and accrued expenses                          2,433                (2,289)
      Services contributed for which no stock was issued                                        -                30,000
      Stock issued for services                                                             5,000                     -
      Return and cancellation of shares issued in prior years
             for services                                                                 (10,000)                    -
                                                                                   --------------        --------------
        Net cash provided (used) by operating activities                                    3,803                 1,870
                                                                                   --------------        --------------

Cash flows from investing activities:
                                                                                   --------------        --------------
        Net cash provided (used) by investing activities                                        -                     -
                                                                                   --------------        --------------

Cash flows from financing activities:
  Repayments to related parties                                                              (728)               (1,425)
  Repayments of short term notes payable                                                   (1,057)                 (988)
                                                                                   --------------        --------------
        Net cash provided (used) by financing activities                                   (1,785)               (2,413)
                                                                                   --------------        --------------

        Net increase (decrease) in cash and cash equivalents                                2,018                  (543)

Cash and cash equivalents:
  Beginning of year                                                                            67                   610
                                                                                   --------------        --------------
  End of year                                                                      $        2,085        $           67
                                                                                   ==============        ==============


Supplemental cash flow disclosures:
  Cash paid for interest                                                                    $ 413                 $ 835
  Cash paid for income taxes                                                                    -                     -
  Non-cash financing and investing activities:
      Return of stock issued in prior years for services                                  (10,000)                    -
      Stock issued for services                                                             5,000                     -
      Services contributed for which no shares were issued                                      -                30,000
      Acquisition of office and computer equipment by issuance of
           short term note payable                                                              -                 2,135

The accompanying notes are an integral part of these financial statements.

                                                               TRUE HEALTH, INC.
                                                   Notes To Financial Statements
                                                      December 31, 1999 and 1998
--------------------------------------------------------------------------------

Note 1 - Organization and summary of significant accounting policies: Following is a summary of the Company's organization and significant accounting policies:

         Nature of operations and basis of presentation - The Company is a Utah corporation engaged in the marketing of nutrition supplement/meal replacement products under the brand name True Health. Substantially all of its revenues are derived from these products. The products are distributed from the Company's facilities in Texas to customers throughout the world. The accompanying financial statements have been prepared on the basis of generally accepted accounting principles.

         Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Revenue and expense recognition - The Company follows the accrual method of accounting. Revenues are recognized when the goods are shipped and expenses are recognized when incurred.

         Cash and cash equivalents - Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

         Inventory - Inventories are stated at the lower of cost or market, with cost determined using the first-in first-out (FIFO) method.

         Income taxes - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax effects that will result from differences between the income tax and financial statement basis of assets and liabilities, and for loss and credit carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to be in effect when the differences are used for tax purposes, but deferred tax assets are recognized only when future realization is more likely than not. Provisions for currently payable income taxes are computed on the current year's income taxable for federal and state income tax reporting purposes.

                                                               TRUE HEALTH, INC.
                                                   Notes To Financial Statements
                                                      December 31, 1999 and 1998
--------------------------------------------------------------------------------

         Earnings (loss) per share - Earnings (loss) per share is computed on the weighted average number of shares outstanding during the year, in accordance with FASB Statement Number 128, Earnings Per Share.

         Advertising - The Company expenses advertising costs as incurred. Advertising expenses approximated $4,100 (1999) and $6,200 (1998).

         Fair value of financial instruments and derivative financial instruments - The Company has adopted Statement of Financial Accounting Standards number 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments. The carrying amounts of cash, accounts payable and accrued expenses, and due to related parties approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. At December 31, 1999 and 1998, the Company had no derivative financial instruments.

Note 2 - Regulatory agency matters:
Various agencies of the U.S. government have broad powers over manufacturers and sellers of foodstuffs and drugs under various Federal and state statutes and regulations. Such powers may be exercised by the authorities in instances of noncompliance, and under certain circumstances may include extreme measures, including the destruction of inventory, monetary fines, issuing of cease and desist orders, or even closing of a noncomplying enterprise. In 1991, the Company entered into a formal agreement with the Federal Trade Commission under which the Company agreed not to make, directly or by implication, any oral or written statement or representation that its products can cure or cause HIV disease to be cured, go into remission, become HIV negative, or be alleviated. Although the formal agreement remained in effect at December 31, 1999, management believes it is in compliance with its provisions. In addition, the Company has entered into an agreement with a major university under which clinical studies of the Company's products will be made; however, there is no assurance such studies can be successfully completed, or if completed, will result in findings favorable to the Company.

                                                               TRUE HEALTH, INC.
                                                   Notes To Financial Statements
                                                      December 31, 1999 and 1998
--------------------------------------------------------------------------------

Note 3 - Inventories and research activities: Inventories consisted of the following:

                                                                                      December 31
                                                                                      1999             1998
                                                                           --------------------------------
      Raw Materials                                                        $         3,307  $         3,255
      Finished product held for sale                                                 1,242            1,352
      Finished product held for use in research activities                           4,680            4,716
                                                                           --------------------------------
                                                                           $         9,229  $         9,323
                                                                           ================================

During 1996, the Company entered into an agreement with a major university whereby certain efficacy tests will be performed using the Company's products. The tests are intended to determine the effectiveness of the products in maintaining or restoring health in AIDs patients. Under the agreement, the Company is to provide its products without charge. It is expected that the tests will be completed within the next few years and will consume the finished product of $4,680 referred to above. There is no assurance that the results of the tests will be favorable.

Note 4 - Accounts payable and accrued expenses: Details of accounts payable and accrued expenses are as follows:

                                                                                      December 31
                                                                                      1999             1998
                                                                           --------------------------------
      Accounts payable, trade                                              $         4,304  $         2,146
      Commissions payable                                                              492              196
      Taxes accrued and withheld                                                       144              165
      Accrued interest payable                                                       3,000            3,000
                                                                           --------------------------------
        Total                                                              $         7,940  $         5,507
                                                                           ================================

Note 5 - Related party transactions:
At December 31, 1999, certain shareholders had advanced the Company $70,414, of which the entire amount is currently due. The Company and the shareholder/creditors have stipulated the amount of $3,000 as accrued interest owing on the balance.

During 1999, the Company occupied approximately 500 square feet of office space under a month-to-month lease with a company owned by the president of True Health, Inc. that requires monthly rentals of approximately $300. Rent expense charged to operations was $3,600 and $3,185 (1998).

Also during 1999, the company issued common stock to the son of the Company's President for services rendered. A total of 200,000 shares valued at $.025 per share, or $5,000, were issued.

                                                               TRUE HEALTH, INC.
                                                   Notes To Financial Statements
                                                      December 31, 1999 and 1998
--------------------------------------------------------------------------------

During 1999, a shareholder returned 1,000,000 shares of common stock which had been issued in 1994 for services rendered. The shares were canceled. The transaction was recorded at the par value of the shares issued, or $10,000, and was credited to other income.

Note 6 - Federal income tax:
The Company follows Statement of Financial Accounting Standards number 109 (SFAS
109), Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No provision for currently refundable Federal income tax has been made in the accompanying statements of loss as no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not likely to be realized.

The current provision for refundable Federal income tax consists of the following:

                                                                                            1999              1998
                                                                                     -----------------------------
       Provision (Credit) for Federal income tax attributable to:
         Current operations at expected rate of 34%                                  $     1,900           ($9,700)
         Nondeductible expenses                                                            2,500            11,100
                                                                                     -----------------------------
                                                                                           4,400             1,400
         Nontaxable income                                                                (3,400)                -
         Benefit of net operating loss carryover                                          (1,000)                -
         Limitation due to absence of prior year taxable income                                -            (1,400)
                                                                                     -----------------------------
           Net provision (credit)                                                    $         -            $    -
                                                                                     =============================

The cumulative tax effect at the expected rate of 34% of significant items comprising the Company's net deferred tax amounts as of December 31, 1999 and 1998 are as follows:

                                                                                            1999              1998
                                                                                     -----------------------------
       Deferred tax asset attributable to:
         Net operating loss carryover                                                   $301,900         $ 292,700
         Less, Valuation allowance                                                      (301,900)         (292,700)
                                                                                     -----------------------------
           Net deferred tax asset                                                    $         -         $       -
                                                                                     =============================

The Company has net operating loss carryforwards which expire as follows:

                                                                                      1999             1998
                                                                                ---------------------------
      Expires in:
        2001                                                                    $   88,394     $     90,130
        2002                                                                       171,871          171,871

                                                               TRUE HEALTH, INC.
                                                   Notes To Financial Statements
                                                      December 31, 1999 and 1998
--------------------------------------------------------------------------------

        2003                                                                        74,056           74,056
        2004                                                                       259,025          259,025
        2005                                                                        61,471           61,471
        2006                                                                        25,648           25,648
        2007                                                                        64,466           64,466
        2008                                                                        13,221           13,221
        2009                                                                        52,159           52,159
        2010                                                                         5,398            5,398
        2011                                                                        43,550           43,550
        2012                                                                             -                -
        2013                                                                        28,669           28,669
                                                                           --------------------------------
          Total                                                            $       887,928     $    889,664
                                                                           ================================

Note 7 - Other income:
Included in other income are the following:

                                                                                      1999             1998
                                                                           --------------------------------
      Return and cancellation of shares
        issued in prior years for services                                 $        10,000     $          -
      Other                                                                             -               693
                                                                           --------------------------------
        Total                                                              $        10,000     $        693
                                                                           ================================

Note 8 - Going concern:
The Company has experienced losses in eight of the previous ten years. Losses amount to more than $940,000 on a cumulative basis. At December 31, 1999, current liabilities exceeded current assets by approximately $66,000, resulting in a working capital deficiency; there is also a capital deficit of the same approximate amount. Management is currently investigating alternative marketing strategies, methods, and markets, and is seeking additional outside financing and/or equity investors, but there is no assurance that management's efforts in this regard will be successful. Moreover, substantially all revenues are derived from a single product or line of products, creating a concentration of business; should the Company be unable for any reason to continue sales of the products, it would have a severe impact on the Company's business. All of the above factors create substantial doubt about the Company's ability to continue as a going concern.

                                                               TRUE HEALTH, INC.
                                                   Notes To Financial Statements
                                                      December 31, 1999 and 1998
--------------------------------------------------------------------------------

Note 9 - Year 2000 issue:
The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Note 10 - New accounting pronouncements:
The Financial Accounting Standards Board has issued several new accounting pronouncements which may affect the Company in future years.

FASB Statement Number 130, Reporting Comprehensive Income, became effective for fiscal years beginning after December 15, 1997, and establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company had no comprehensive income other than net income during the last two fiscal years.

FASB Statement Number 131, Disclosures about Segments of an Enterprise and Related Information, became effective for fiscal years beginning after December 15, 1997, and establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. As the Company has only one business segment, the pronouncement had no material effect during the current year.

FASB Statement Number 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, became effective for fiscal years beginning after December 15, 1997, and revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Since the Company has no pension or postretirement benefit plans, the pronouncement had no effect in the current year.

                                                               TRUE HEALTH, INC.
                                                   Notes To Financial Statements
                                                      December 31, 1999 and 1998
--------------------------------------------------------------------------------

FASB Statement Number 133, Accounting for Derivative Instruments and Hedging Activities, becomes effective for fiscal years beginning after June 15, 1999, and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The Company does not believe this pronouncement will have a material effect on its financial statements in the near future.

FASB Statement Number 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, becomes effective for fiscal years beginning after December 15, 1998. It is not expected to apply to the Company.